Founder Group Limited

September 26, 2024

Via Edgar

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Frank Knapp
Jennifer Monick
Ronald (Ron) E. Alper
Pam Howell

Re:	Founder Group Limited
Registration Statement on Form F-1, as amended
Initially Filed on August 1, 2024
File No. 333-281167

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Founder Group Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”), be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on September 30, 2024, or as soon thereafter as practicable.

Very truly yours,

Founder Group Limited

By:	/s/ Lee Seng Chi
	Name:	Lee Seng Chi
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors